Form 10-K405, Exhibit 13
period 1995-12-02
CULBRO CORP
filed 1996-03-01
CIK 26093

CONSUMER PRODUCTS
         GENERAL CIGAR CO., INC.
         Manufacturing and marketing cigars, growing wrapper tobacco and distributing disposable lighters.

INDUSTRIAL PRODUCTS
         CMS GILBRETH PACKAGING SYSTEMS, INC.
         Manufacturing and marketing of packaging and labeling systems, including plastic shrink film labels and tamper-evident seals, and packaging machinery to apply them.

NURSERY PRODUCTS
         IMPERIAL NURSERIES, INC.
         Growing plants which are sold principally to garden centers, wholesalers, and mass merchandisers and operating sales and service centers which sell principally to landscapers.

REAL ESTATE
         CULBRO LAND RESOURCES, INC.
         Building and managing commercial and industrial properties and developing residential subdivisions on real estate owned by the Corporation in Connecticut and Massachusetts.

         387 PAS CORP.
         Owning and managing a commercial office building in New York City.

EQUITY INVESTMENTS
         THE ELI WITT COMPANY
         Wholesaling tobacco products, candy, groceries, food, health and beauty aids and general merchandise.

         CENTAUR COMMUNICATIONS LIMITED
         Publishing business specialty magazines in the United Kingdom and producing and distributing audio language tapes.

             Corporate Data.......................................




QUARTERLY DATA ON COMMON SHARES

    Following are the high and low prices of the common shares of Culbro Corporation (the "Corporation") in 1995 and 1994 as traded on the New York Stock Exchange.

                                           1st Quarter       2nd Quarter         3rd Quarter        4th Quarter
------------------------------------------------------------------------------------------------------------------------
                                         High       Low      High     Low         High      Low         High      Low
                                         -------------------------------------------------------------------------------

1995                                     14 7/8     11 3/4   29 1/2   14 7/8      36 1/4    26          51 3/4    33
1994                                     18         15 1/8   16 1/8   12 7/8      17 1/2    13 1/2      16 3/4    13 3/4

                                       There were no cash dividends declared in 1995 or 1994.
------------------------------------------------------------------------------------------------------------------------


SELECTED FINANCIAL DATA

(dollars in thousands except per share data)       1995         1994          1993          1992          1991
------------------------------------------------------------------------------------------------------------------------
Net sales and other revenue                     $  220,044   $  185,415   $ 1,364,576    $1,148,722   $1,104,272
Operating profit                                    24,942        8,779        18,779        15,863       24,184
Income before cumulative effect of
        accounting change                           11,189        1,152         1,725         1,868        3,176
Income per common share before
       cumulative effect of accounting change         2.52         0.27          0.24          0.43         0.74
Net income (loss)                                   11,189        1,152        (7,452)        1,868        3,176
Net income (loss) per common share                    2.52         0.27         (1.89)         0.43         0.74
Dividends per common share                            --           --            --            0.60         0.80
Working capital                                     73,495       78,372       131,126       111,691       92,124
Property and equipment, net                         75,206       76,873       114,898        99,509       99,498
Total assets                                       283,110      273,237       423,659       403,648      343,023
Long-term debt                                      84,365       98,976       175,405       145,678      132,885
Shareholders' equity                               124,975      112,037       110,882       119,035      119,750
Book value per common share at
       end of period                                 28.47        26.01         25.74        27.63         27.80
Weighted average common shares
      and equivalents outstanding                4,440,000    4,308,000     4,308,000     4,308,000    4,307,000
                                                ----------------------------------------------------------------

                                                The 1995 and 1994 information presented above reflects the deconsolidation of Eli Witt (see Note 8). Years prior to 1994 have not been restated.



--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES

    In 1995, the Corporation's liquidity improved as overall debt decreased by approximately $10 million while the Corporation's borrowing capacity was greater at year end 1995 than the previous year. Cash generated from operating activities increased in 1995 due to substantially higher net income. Higher accounts payable and accrued liabilities, reflecting the timing of payments at General Cigar Co., Inc. ("General Cigar"), and various Corporate accruals, were partially offset by higher accounts receivable and inventories at year end 1995. The increase in accounts receivable was due to substantially higher fourth quarter sales at General Cigar. Cash used in investing activities in 1995 reflected an investment of $5 million in The Eli Witt Company ("Eli Witt") and normal capital expenditures of approximately $5.1 million, principally in the cigar and industrial products businesses. Investing activities in 1995 also included proceeds from settlement of a portion of the insurance claims related to a fire at a General Cigar facility in 1994.

       Financing activities in 1995 reflected cash used to reduce debt, partially offset by cash received from placement of a mortgage and the exercise of stock options. The debt payments reflected principally a scheduled payment on the Senior Notes and a reduction of the amount outstanding under the Credit Agreement. The Corporation placed a $5 million mortgage on its New York City office building concurrent with the Corporation's investment of $5 million in Eli Witt. The mortgage bears interest at LIBOR plus 2%, and requires payment of only interest until maturity in March 1999.

    In the 1995 second quarter, the Corporation signed a letter of intent to sell a 51% interest in General Cigar to Tabacalera, S.A. ("Tabacalera"). Negotiations on this transaction were subsequently terminated. The Corporation awaited the outcome of the Tabacalera transaction before initiating negotiations with its banks to replace its current Credit Agreement, which was scheduled to terminate in June 1996. The Credit Agreement has been extended through December 31, 1996 and the Corporation intends to negotiate a new agreement with its banks in the first half of 1996.

    In 1996, the Corporation plans to increase capital expenditures by approximately $5 million over its 1995 capital spending principally to increase production capacity at General Cigar to meet the growing demand for cigars. Additionally, the higher capital spending planned for 1996 includes leasehold improvements and other equipment purchases related to the Corporation's opening of an upscale cigar bar in New York City this Spring.

     The Corporation recently announced that it will offer for sale its industrial products business, CMS Gilbreth Packaging Systems, Inc. ("CMS Gilbreth") because that business is inconsistent with the Corporation's strategic direction, which is to increase its focus on its cigar business and related affluent market segments. Proceeds from a sale of CMS Gilbreth will most likely be used to reduce debt.

     Management believes that the Corporation's liquidity and cash flow from operations will be sufficient to meet its planned capital expenditure requirements and its maturing debt obligations.

RESULTS OF OPERATIONS
1995 COMPARED TO 1994

     Net income of $11.2 million ($2.52 per share) in 1995 reflected a substantial increase over 1994 net income of $1.1 million ($0.27 per share), due principally to higher operating profit from the Corporation's businesses, primarily General Cigar. 1995 operating profit at General Cigar increased almost 100% over the previous year. Cigar sales increased substantially, due to higher volume and, to a lesser extent, price increases. Volume increased in General Cigar's premium brands approximately 40%, while its other cigar products had a 15% volume increase. The popularity of cigar smoking and the resurgence in the cigar industry, particularly in the premium market segment, that started in 1994 continued to grow in 1995. As a result of increasing demand, backorders for cigars increased substantially during the year. Management intends to increase capital spending to provide additional facilities and equipment to increase production capacity.

     Operating profit at CMS Gilbreth increased in 1995. Higher operating profit in the packaging machinery division of this business was due to higher sales and cost reduction benefits from closing a facility in 1994, partially offset by higher spending on research and development. The higher sales were due principally to the introduction of new machines. Lower operating profit in the packaging materials division of CMS Gilbreth reflected a sales volume decline due to CMS Gilbreth's largest customer changing its label technology, therefore reducing the quantity of labels purchased from CMS Gilbreth. This change was phased in during 1995, and is expected to be fully implemented in 1996.

     Operating results in the Corporation's nursery products business, Imperial Nurseries, Inc. ("Imperial") increased in 1995. Improved pricing and lower costs, partially offset by the effect of lower volume, increased Imperial's operating profit. Imperial's 1995 results included a charge of $1 million to reserve for potentially excess field grown plant inventories due to current and projected market conditions. Imperial plans to reduce its current investment in field grown plant inventories and limit future investments in this segment of the nursery products business.

     In the Corporation's real estate segment, operating results at Culbro Land Resources ("CLR"), the Corporation's Connecticut real estate business, increased as compared to last year, reflecting the effect of the $3.6 million charge recorded in 1994 to write off previously capitalized costs on certain projects that were not being continued as originally planned. Excluding the effect of this one-time charge in 1994, CLR's operating profit was substantially unchanged. Conditions in the commercial and residential real estate markets in the greater Hartford area continue to hamper development activities.

Although leasing activities were strong in 1995, lower lease rates reflected the soft commercial market. Results in the Corporation's commercial office building in New York City improved slightly due to higher rental income from temporary leases.

     General Corporate expense increased in 1995 due principally to accruals for management incentive compensation under annual and long-term plans, related to the increased earnings in 1995.

     Results from the Corporation's equity investments in 1995 reflected a loss at Centaur Communications Ltd. ("Centaur") as compared to income last year. Centaur's lower results reflected a softening in the British economy. The Corporation's 1994 results from equity investments included a loss at Eli Witt prior to the deconsolidation of that company in April 1994 (see Note 8).

      In 1995, the Corporation's results included several nonoperating items, both income and expense, which substantially offset each other. A gain of approximately $2.6 million on an insurance settlement reflected the proceeds received from two of the claims related to a General Cigar office and warehouse facility destroyed by fire in May 1994. Additional claims related to this incident remain outstanding. Included in other nonoperating income, net, are approximately $2.2 million of expenses reflecting the Corporation's support of its investment in Eli Witt and expenses related to the terminated transaction with Tabacalera.


    Interest expense increased in 1995 because of a full year of interest accrued on the 10% exchangeable subordinated note, as compared to a partial year in 1994. The proceeds from the subordinated note were used in 1994 to reduce lower rate debt. The subordinated note and all of the accrued interest will, most likely, be satisfied at the note's maturity by the exchange of the Corporation's Series B preferred stock of Eli Witt. The accrued dividend income and accretion on the Eli Witt Series B preferred, included in other nonoperating income, net, is equal to the accrued interest expense on the subordinated note.

     The Corporation's 1995 effective tax rate was lower than 1994 because the prior year's pretax income included Eli Witt's losses, net of tax benefits. In addition, the lower pretax income in 1994 increased the effect of state income taxes on the overall 1994 effective tax rate.

1994 COMPARED TO 1993

    In 1994, the Corporation deconsolidated Eli Witt from its consolidated financial statements as a result of the reduction of the Corporation's ownership and control over Eli Witt. The Corporation is accounting for its remaining investment in Eli Witt under the equity method of accounting. The deconsolidation was effective in April 1994, but the equity method was retroactively applied as of the beginning of the fiscal year. Financial statements prior to 1994 were not restated. The comparisons reflected in the following discussion pertain to the 1993 results as if Eli Witt were accounted for under the equity method of accounting in that year.

    The Corporation's income before the cumulative effect of an accounting change was substantially unchanged from 1993. A $4.0 million pretax charge, primarily for the write-off of certain unrecoverable costs in the Corporation's Connecticut real estate business, and a $2.1 million equity loss from Eli Witt's operations (compared to a profit of $1.6 million in 1993) were substantially offset by higher operating profit in both the cigar business and the industrial products business, and a pretax gain of $2.7 million on the sale of 400,000 shares of Eli Witt common stock to MS Distribution, Inc. ("MSD") in connection with a subordinated note issued to MSD.

    Operating profit at General Cigar increased due to higher volume in cigar sales and price increases on substantially all cigar categories. The increase in cigar sales reflected the resurgence of the cigar market, particularly the premium segment, due to renewed interest in and acceptance of cigar smoking.

    Operating profit at CMS Gilbreth increased due to higher sales volume in both packaging machinery and packaging materials, and improved margins on sales. The improved margins reflected continuing benefits from manufacturing efficiencies. CMS Gilbreth's largest customer of packaging materials, comprising approximately 20% of CMS Gilbreth's annual revenue, informed management that it will change label technology and therefore substantially reduce the quantity of labels purchased from CMS Gilbreth, beginning with the 1995 second quarter, at the earliest. This development did not affect the 1994 results.

    Operating results at CLR were lower than the prior year's due to the $3.6 million charge described below and lower profit from residential lot sales. The slow and uneven recovery of the Connecticut real estate market continued to adversely affect commercial lease rates and residential development activity in 1994. During 1994, due to the continuing adverse real estate market conditions in Connecticut, CLR's management undertook a review of projects under development. As a result of this review, management decided not to proceed with certain projects as initially planned, and approximately $3.6 million of capitalized development costs that were deemed to have no continuing value were written off.

    Results at Imperial Nurseries were lower in 1994 due to higher costs and expenses, principally for reserves recorded for potentially unsaleable inventories and accrued severance costs. Imperial's business continued to be negatively affected by competitive pricing. However, prices in the fall of 1994 were much improved compared to the same period in the prior year.

    The Corporation's results from its equity investments included the operations of the Eli Witt wholesale distribution business through the April 1994 deconsolidation, and Centaur's publishing business. The Corporation did not recognize its share of Eli Witt's results subsequent to the April deconsolidation because of Eli Witt's common deficit position, and will not recognize any future results of Eli Witt until its common deficit is recouped. The Corporation's overall results from equity investments reflected a loss of $2.1 million from Eli Witt's operations and a profit of $0.4 million from the Centaur business compared to a loss in the prior year. The loss in the Eli

Witt business, compared to a profit in 1993, was due to lower profit from cigarette sales, lower manufacturers' purchase incentive programs, and higher expenses. Centaur's results reflect higher revenue from its magazine publications.

    The gain of approximately $2.7 million was realized from the sale of 400,000 shares of Eli Witt common stock to MSD. Other nonoperating income of approximately $1.4 million represents accretion of $0.9 million and accrued dividends of $0.5 million from the date of the deconsolidation through the end of the fiscal year on the Series B mandatorily redeemable preferred stock of Eli Witt held by the Corporation. These amounts were equal to the amortization of original issue discount and interest expense on the subordinated note.

    The reduction of interest expense reflects the effect of the equity accounting for Eli Witt. Excluding this effect, interest expense increased, reflecting the interest and amortization of the discount on the subordinated note, partially offset by the effect of the overall reduction in the Corporation's debt. The rate on the subordinated note is higher than the rate on the debt repaid with the subordinated note proceeds. There were no fees on sales of accounts receivable in 1994 because the accounts receivable sales program was terminated in 1993 in connection with the separate financing of Eli Witt.

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS



(dollars in thousands except per share data)               1995       1994        1993
------------------------------------------------------------------------------------------

NET SALES AND OTHER REVENUE                              $220,044   $185,415   $ 1,364,576

COSTS AND EXPENSES
     Cost of goods sold                                   131,269    117,193     1,219,742
     Selling, general and administrative expenses          63,833     55,443       126,055
     Other expense                                           --        4,000          --
                                                         ---------------------------------
 OPERATING PROFIT                                          24,942      8,779        18,779
     Gain on insurance settlement                           2,586       --            --
     Gain on sale of Eli Witt common stock                   --        2,691          --
     Loss from equity investments, net                        153      1,728           290
     Other nonoperating income, net                           116      1,446          --
     Interest expense, net                                  9,275      8,614        14,411
     Fees on sales of accounts receivable                    --         --             476
                                                         ---------------------------------
     Income before income taxes                            18,216      2,574         3,602
     Income tax provision                                   7,027      1,422         1,877
                                                         ---------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE       11,189      1,152         1,725
Cumulative effect of accounting change for
     postretirement benefits, net of tax                     --         --          (9,177)
                                                         ---------------------------------
NET INCOME (LOSS)                                          11,189      1,152        (7,452)
     Accretion of Series A preferred stock of Eli Witt       --         --             705
                                                         ---------------------------------
NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS        11,189      1,152        (8,157)
Retained earnings - beginning of year                      99,497     98,345       106,502
                                                         ---------------------------------
Retained earnings - end of year                          $110,686   $ 99,497   $    98,345
                                                         =================================
Income per common share before cumulative
      effect of accounting change                        $   2.52   $   0.27   $      0.24
Cumulative effect of accounting change
     per common share                                        --         --           (2.13)
                                                         ---------------------------------
Net income (loss) per common share                       $   2.52   $   0.27   $     (1.89)
                                                         =================================

Weighted average common shares and equivalents outstanding   4,440,000   4,308,000   4,308,000
                                                             =================================


CONSOLIDATED STATEMENT OF CHANGES IN COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE



                                                                         CAPITAL IN   COMMON
                                                              COMMON      EXCESS OF  STOCK IN
(dollars in thousands)                                        STOCK       PAR VALUE  TREASURY
---------------------------------------------------------------------------------------------
Balance November 28, 1992                                    $  4,549     $ 13,296   $(5,312)
     Issuance of treasury stock (226 shares)                     --           --           4
                                                             -------------------------------
Balance November 27, 1993                                       4,549       13,296    (5,308)
     Issuance of treasury stock (226 shares)                     --           --           3
                                                             -------------------------------
Balance December 3, 1994                                        4,549      13, 296    (5,305)
     Issuance of treasury stock (225 shares)                     --           --           5
      Exercise of stock options (81,632 shares)                  --            (20)    1,764
                                                             -------------------------------
Balance December 2, 1995                                     $  4,549     $ 13,276   $(3,536)
                                                             ===============================


                 See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET
(dollars in thousands except per share data)

ASSETS                                                                  DEC. 2, 1995     Dec. 3, 1994
-----------------------------------------------------------------------------------------------------

CURRENT ASSETS
Cash and cash equivalents                                                 $  5,876          $  6,682
Receivables, less allowance of $1,159 (1994-$1,426)                         35,863            25,084
Inventories                                                                 70,269            68,189
Other current assets                                                         5,389             5,759
                                                                          --------------------------
TOTAL CURRENT ASSETS                                                       117,397           105,714

Property and equipment, net                                                 75,206            76,873
Real estate held for sale or lease, net                                     29,959            31,373
Investment in Series B preferred stock of Eli Witt                          15,122            12,773
Investment in real estate joint ventures                                     7,964             7,864
Other, including investment in Centaur of $14,392 (1994-$14,545)            19,191            19,643
Intangible assets, net                                                      18,271            18,997
                                                                          --------------------------
TOTAL ASSETS                                                              $283,110          $273,237
                                                                          ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                  $ 32,272          $ 22,885
Long-term debt due within one year                                           9,020             4,158
Income taxes                                                                 2,610               299
                                                                          --------------------------
TOTAL CURRENT LIABILITIES                                                   43,902            27,342

Long-term debt                                                              84,365            98,976
Accrued retirement benefits                                                 16,148            15,227
Deferred income taxes                                                        5,622             4,765
Other noncurrent liabilities and deferred credits                            8,098            14,890
                                                                          --------------------------
Total liabilities                                                          158,135           161,200
                                                                          --------------------------
SHAREHOLDERS' EQUITY
Common stock, par value $1 per share
     Authorized - 10,000,000 shares
     Issued - 4,549,190 shares                                               4,549             4,549
Capital in excess of par value                                              13,276            13,296

Retained earnings                                                                    110,686              99,497
                                                                                   -----------------------------
                                                                                     128,511             117,342
Less - Common stock in Treasury, at cost, 159,045 shares (1994 - 240,902)             (3,536)             (5,305)
                                                                                   -----------------------------
Total shareholders' equity                                                           124,975             112,037
                                                                                   -----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $ 283,110           $ 273,237
                                                                                   =============================



                See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                              1995         1994         1993

OPERATING ACTIVITIES:
Net income (loss)                                                                 $ 11,189     $  1,152     $ (7,452)
Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
     Cumulative effect of accounting change, net of tax                               --           --          9,177
     Depreciation and amortization                                                   8,083        7,381       12,620
     Gain on insurance settlement                                                   (2,586)        --           --
     Gain on sale of Eli Witt common stock                                            --         (2,691)        --
     Loss from equity investments, net                                                 153        1,728          290
     Discount and interest on subordinated note                                      2,349        1,446         --
     Accretion and dividend income on Series B preferred stock of Eli Witt          (2,349)      (1,446)        --
     Provision for bad debts                                                           545          764        1,332
     Changes in assets and liabilities net of effects from the deconsolidation of Eli Witt in 1994 and the acquisition of Certified Grocers by Eli
         Witt in 1993:
         Decrease in real estate held for sale or lease, net                         1,414        3,965          326
         (Increase) decrease in inventories                                         (2,080)       2,098       60,828
         (Increase) decrease in accounts receivable                                (11,324)        (763)       5,815
         Decrease in sales of accounts receivable                                     --           --        (26,000)
         Increase (decrease) in accounts payable and accrued liablities              9,387          304       (7,821)
         Increase (decrease) in income taxes payable                                 2,311           35          (90)
         Increase (decrease) in deferred income taxes                                  857       (2,714)       1,106
     Other, net                                                                     (1,607)       2,251         (304)
                                                                                  ----------------------------------
Net cash provided by operating activities                                           16,342       13,510       49,827
                                                                                  ----------------------------------

INVESTING ACTIVITIES:
Additions to property and equipment                                                 (5,138)      (4,826)      (8,275)
Investment in Eli Witt subordinated note                                            (5,000)        --           --
Proceeds from insurance settlement                                                   2,225          500         --
Proceeds from Eli Witt's repayment of a mortgage
        loan to the Corporation                                                       --          8,000         --
Proceeds from the sale of Eli Witt common stock                                       --            672         --
Proceeds from Take-out Agreement with Moll PlastiCrafters                             --           --          4,953
Acquisition of Certified Grocers by Eli Witt, net of cash acquired                    --           --         (2,762)
                                                                                  ----------------------------------
Net cash (used in) provided by investing activities                                 (7,913)       4,346       (6,084)
                                                                                  ----------------------------------

FINANCING ACTIVITIES:
Payments of long-term debt, including debt
     refinanced by Eli Witt in its 1993 acquisition
     of Certified Grocers                                                          (15,598)     (28,718)     (55,338)
Increases in long-term debt, including debt
     assumed by Eli Witt in its 1993 acquisition  of Certified Grocers               5,000       16,669       61,612
Proceeds from exercise of stock options                                              1,363         --           --

Net decrease in notes payable                                            --           --        (43,200)
                                                                      ---------------------------------
Net cash used in financing activities                                  (9,235)     (12,049)     (36,926)
                                                                      ---------------------------------
Net (decrease) increase in cash and cash equivalents                     (806)       5,807        6,817
Cash and cash equivalents at beginning of year (excluding Eli Witt
     cash of $7,840 at the beginning of 1994)                           6,682          875        1,898
                                                                      ---------------------------------
Cash and cash equivalents at end of year                              $ 5,876     $  6,682     $  8,715
                                                                      =================================


                 See Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands except per share data)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

     The consolidated financial statements of the Corporation include the accounts of all wholly owned subsidiaries. Eli Witt, which prior to 1994 was a consolidated subsidiary, was deconsolidated and accounted for on the equity method of accounting as of the beginning of the 1994 fiscal year (see Note 8). Financial statements prior to 1994 were not restated.

     The Corporation accounts for its approximately 25% investment in Centaur on the equity method. Approximately $6,550, representing the excess of the cost of the Corporation's investment over the book value of its equity in Centaur, is being amortized on a straight-line basis over 40 years. The Corporation accounts for its investment in real estate joint ventures on the equity method.

FISCAL YEAR

     The Corporation's fiscal year ends on the Saturday nearest November 30. Fiscal 1995 and 1993 ended on December 2, 1995 and November 27, 1993, respectively, and contained 52 weeks. Fiscal 1994 ended on December 3, 1994 and contained 53 weeks.

RECLASSIFICATION

     Certain amounts in the prior years financial statements have been reclassified to conform to the current presentation.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on deposit and bank commercial paper which matures within 90 days of purchase.

INVENTORIES

     Inventories are stated at the lower of cost or market using the first-in, first-out ("FIFO") or average cost method. Raw materials include tobacco in the process of aging and landscape nursery stock, a substantial amount of which will not be used or sold within one year. It is the practice in these industries to include such inventories in current assets. Raw materials also include tobacco in bond which is subject to customs duties payable upon withdrawal from bond. Following industry practice, the Corporation does not include such duties in inventories until paid.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is determined on a straight-line basis over the estimated useful asset lives for financial reporting purposes and principally on accelerated methods for tax purposes.

INTANGIBLE ASSETS

     Intangible assets include principally the excess of the costs of businesses acquired over the fair value of their net tangible assets and are amortized on a straight-line basis principally over 40 years.

REVENUE AND GAIN RECOGNITION

     In the consumer products, industrial products, and nursery products businesses, sales and the related costs of sales are recognized primarily upon shipment of products. In the real estate business, gains on real estate sales are recognized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate."

ADVERTISING AND PROMOTION EXPENSE

     Production costs of future media advertising are deferred until the advertising occurs. All other advertising and promotion costs are expensed when incurred.

EARNINGS PER SHARE

      Earnings per share of common stock are based on the weighted average number of shares of common stock outstanding considering the dilutive effect of outstanding stock options. In 1993, earnings per share amounts were computed after an accretion charge on the Series A preferred stock of Eli Witt.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The amounts included in the financial statements for accounts receivable, accounts payable and accrued liabilities reflect their fair values because of the short-term maturity of these instruments. The fair values of the Corporation's other financial instruments are discussed in Note 3.

NOTE 2 - INDUSTRY SEGMENT INFORMATION

     The Corporation's businesses operate in four industry segments, consumer products, industrial products, real estate and nursery products. Descriptions of the businesses comprising these segments are on the inside front cover and are an integral part of these financial statements. Revenue, operating profit and assets of operations outside the United States, and export sales are not material. Capital expenditures and depreciation and amortization shown below include amounts related to capital leases.

     In 1993, the consumer products segment included Eli Witt, which was a consolidated subsidiary of the Corporation in that year. Subsequent to 1993, Eli Witt is accounted for by the Corporation as an equity investment (see Note 8).

--------------------------------------------------------------------------------
                                            1995          1994          1993

NET SALES AND OTHER REVENUE
Consumer Products                       $ 124,033    $    88,304    $ 1,271,837
Industrial Products                        51,048         51,080         46,896
Real Estate                                10,456         11,103         11,669
Nursery Products                           34,507         34,928         34,174
                                        ---------------------------------------
                                        $ 220,044    $   185,415    $ 1,364,576
                                        =======================================
OPERATING PROFIT (a)

Consumer Products                       $  26,405    $    13,532    $    18,555
Industrial Products                         6,298          5,626          4,931
Real Estate                                 1,719         (1,983)         2,092
Nursery Products                            1,732           (604)           348
                                        ---------------------------------------
Industry segment totals                    36,154         16,571         25,926

Gain on insurance settlement                2,586           --             --
Gain on sale of Eli Witt common stock        --            2,691           --
Loss from equity investments, net             153          1,728            290
Other nonoperating income, net                116          1,446           --
General corporate expense                  11,212          7,792          7,147
Interest expense, net                       9,275          8,614         14,411
Fees on sales of accounts receivable         --             --              476
                                        ---------------------------------------
Income before income taxes              $  18,216    $     2,574    $     3,602
                                        =======================================

IDENTIFIABLE ASSETS
Consumer Products                       $  76,933    $    64,126    $   229,400
Industrial Products                        47,400         49,008         50,017
Real Estate                                69,272         71,215         75,682
Nursery Products                           42,881         40,636         41,474
                                        ---------------------------------------
Industry segment totals                   236,486        224,985        396,573
General corporate                          46,624         48,252         27,086
                                        ---------------------------------------
                                        $ 283,110    $   273,237    $   423,659
                                        =======================================



                                CAPITAL EXPENDITURES         DEPRECIATION AND AMORTIZATION
                             1995       1994       1993       1995        1994        1993
-------------------------------------------------------------------------------------------
Consumer Products           $2,499     $1,455     $5,698     $2,037     $ 1,815     $ 6,994
Industrial Products          1,450      2,317      1,127      2,926       2,749       2,745
Real Estate                    248        402        591      1,161       1,045       1,082
Nursery Products               789        594        822      1,132         912         949
                            ---------------------------------------------------------------
Industry segment totals      4,986      4,768      8,238      7,256       6,521      11,770
General corporate              152         58         37        827         860         850
                            ---------------------------------------------------------------
                            $5,138     $4,826     $8,275     $8,083     $ 7,381     $12,620
                            ===============================================================






(a) Operating profit in 1994 includes $3.6 million for the writeoff of development costs expended in earlier years in the real estate segment and a $0.4 million charge to close a facility in the industrial products segment.

NOTE 3 - LONG-TERM DEBT
   Long-term debt includes:

                                      DEC. 2,      Dec. 3,
                                       1995         1994
----------------------------------------------------------
Credit Agreement                     $ 40,000     $ 52,000
Senior Notes, 9.9%, due serially
        through 1998                   21,000       23,855
Exchangeable Subordinated Note,
        10% (face value $15,000)       12,700       11,850
Obligations under capital leases        3,385        3,682
Other, principally mortgages           16,300       11,747
                                     ---------------------
                                       93,385      103,134
Less: due within one year               9,020        4,158
                                     ---------------------
Total long-term debt                 $ 84,365     $ 98,976
                                     =====================


      As of December 2, 1995, the annual payment requirements under the terms of all the above loans, excluding the Credit Agreement, the exchangeable subordinated note and capital leases, for the years 1996 through 2000 are $8,178, $7,480, $7,526, $5,562 and $4,076, respectively.

      The Credit Agreement, which originally was scheduled to terminate in June 1996, was extended through December 31, 1996. In accordance with the terms of the existing Credit Agreement, the commitment, which was $73 million at December 3, 1994, was reduced to $65 million in September 1995. The Credit Agreement has an interest rate of LIBOR plus a margin of 1 1/2%, and in lieu of compensating balance requirements, the Corporation pays a commitment fee of 1/2 of 1% per annum on the unused available balance. The Senior Notes and the Credit Agreement are collateralized by the stock of the Corporation's operating subsidiaries and include limitations on indebtedness, capital expenditures, investments and other significant transactions, as defined. Proceeds from significant asset sales not in the ordinary course of business are required to be used to reduce commitments under the Credit Agreement and amounts outstanding under the Senior Notes. The Senior Notes and Credit Agreement permit dividends to be paid, provided the Corporation's results exceed certain requirements, as defined.

     As described in Note 8, in 1994 the Corporation issued a $15 million 10% subordinated note due August 1998. No interest payments are required on the note until maturity, at which time the principal and all accrued interest may be exchanged, at the Corporation's option, for the Series B preferred stock of Eli Witt held by the Corporation. Interest expense in 1995 and 1994 includes $850 and $522 for amortization of the original issue discount on the subordinated note.

    On April 21, 1995, the Corporation entered into a $5 million mortgage on its New York City office building. The mortgage, which bears interest at LIBOR plus 2%, matures March 31, 1999 and requires periodic payments of only interest until maturity. The proceeds were used by the Corporation to purchase the Eli Witt subordinated note (see Note 8).

     In January 1994, the Corporation obtained a $5 million equipment loan and used the proceeds to reduce the amount outstanding under the Credit Agreement. The loan bears interest at 7.25% per annum and has a term of ten years, with a balloon payment of $1.2 million due at maturity.

    In 1993, the Corporation entered into two interest rate swap agreements with major banks as a hedge against interest rate exposure on its variable rate debt under the Credit Agreement. An agreement to fix the LIBOR rate at 4.74% on $30 million of variable rate debt will expire in March 1996. A similar interest rate swap agreement that fixed the LIBOR rate at 4.89% on an additional $20 million of variable rate debt expired in September 1995. The effect of the swap agreements was to decrease 1995 interest expense by $572 reflecting payments received from the banks on these agreements. Interest expense in 1994 was increased by $370 under these agreements, reflecting the excess of payments made to the banks over payments received .

    Management believes that because the interest rates on the Credit Agreement adjust to current market rates, this debt, as stated on the December 2, 1995 balance sheet, approximates its fair market value. Management also believes that the amounts reflected on the balance sheet for its Senior Notes and other debt facilities reflect their current market values based on market interest rates for comparable risks, maturities and collateral. The estimated fair market value of the remaining interest rate swap agreement, based on its estimated termination value, was $101 as of December 2, 1995.

NOTE 4 - SHAREHOLDERS' EQUITY
EMPLOYEES STOCK OPTION PLANS

     The 1992 Stock Plan (the "1992 Plan") and the 1991 Employees Incentive Stock Option Plan (the "1991 Plan") for officers and key employees, made available 300,000 and 210,000 shares of common stock, respectively, for purchase at prices equal to the fair market value at date of grant. A portion of the options outstanding under these plans may be exercised as Incentive Stock Options, which under current tax laws do not provide any tax deductions to the Corporation.

     Options are not exercisable until three years from the date of grant and may be exercised over a period ending not later than eight years from the date of grant. The exercise period for each grant is determined by the Corporation's Compensation Committee.

     At December 2, 1995, a total of 74,700 shares under the 1992 Plan were available for future grant. There are no shares available for future grant under the 1991 Plan. None of the options outstanding at December 2, 1995 may be exercised as stock appreciation rights. Transactions under the 1992 and 1991 Plans are summarized as follows:

                                                                 NUMBER
                                                                OF  SHARES
--------------------------------------------------------------------------
Options outstanding at Nov. 28, 1992                              230,008
Granted during 1993                                                79,900
Expired and canceled                                              (29,208)
                                                                 --------
Options outstanding at Nov. 27, 1993                              280,700
Granted during 1994                                                88,300
Expired, canceled and exercised                                   (33,400)
                                                                 --------
Options outstanding at Dec. 3, 1994                               335,600
Granted during 1995                                                68,000
Expired, canceled and exercised                                   (92,200)
                                                                 --------
 Options outstanding at Dec. 2, 1995                              311,400
                                                                 ========
 Options prices range between:                                   $  12.25
                                                                    and
                                                                 $  27.00

Options exercisable:
November 27, 1993                                                  30,700
December 3, 1994                                                  109,000
December 2, 1995                                                   86,100
Expiration date of the 1991 Plan                                     2001
Expiration date of the 1992 Plan                                     2002
Number of option holders at Dec. 2, 1995                               11

NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

     The 1992 Stock Option Plan for Nonemployee Directors made available 45,000 shares of common stock for purchase at prices equal to the fair market value at date of grant. Options canceled become available for future grant. Options are not exercisable until three years from the date of grant and may be exercised over a period ending not later than eight years from the date of grant. At December 2, 1995, none of the options granted under the plan were exercisable, and 3,000 options remained available for future grant. None of the options outstanding at December 2, 1995 may be exercised as stock appreciation rights. Transactions under the 1992 Plan for Nonemployee Directors are as follows:

                                                                   NUMBER
                                                                     OF
                                                                   SHARES

Options outstanding at Nov. 28, 1992                                 --
Granted during 1993                                                14,000
                                                                   ------
Options outstanding at Nov. 27, 1993                               14,000
Granted during 1994                                                14,000
                                                                   ------
Options outstanding at Dec. 3, 1994                                28,000
Granted during 1995                                                14,000
                                                                   ------
Options outstanding at Dec. 2, 1995

                                                                   42,000
                                                                   ======
Option prices range between                                        $14.38
                                                                     and
                                                                   $19.50

Number of option holders at Dec. 2, 1995                                7


EMPLOYMENT AGREEMENT

     The Corporation entered into a five-year employment agreement in 1994 with a corporate officer which included the issuance of 125,000 stock options. The options are exercisable at a rate of 25,000 per year from 1995 through 1999 at an option price of $4.00 per share. At the time the options were granted, the quoted market price of the Corporation's common stock was $14.69 per share. The difference between this market price and the option price is being reflected as compensation expense over the term of the agreement. Compensation expense was $267 and $170 in 1995 and 1994, respectively.

PREFERRED STOCK

     The Corporation has 1,000,000 authorized but unissued shares of preferred stock, par value $1.

NOTE 5 - RETIREMENT BENEFITS
PENSION PLAN

     The Corporation has a noncontributory defined benefit pension plan covering certain employees. The plan provides benefits based on employees' years of service and compensation. Contributions to the plan are made in accordance with the provisions of the Employee Retirement Income Security Act.

      Pension expense included in the consolidated results of operations, including the expense in 1993 related to the separate Eli Witt pension plan, was as follows:


                                             1995         1994         1993
-----------------------------------------------------------------------------

Service costs - benefits earned
     during the year                       $    962      $ 1,089      $ 1,182
Interest on projected benefit
     obligations                              4,086        3,928        5,029
                                           ----------------------------------
Total benefit expense                         5,048        5,017        6,211
                                           ----------------------------------
Actual return on pension
      plan's assets                         (12,886)        (786)      (9,603)
Difference from expected
     long-term return                         8,439       (3,499)       4,915
                                           ----------------------------------
Net expected return                          (4,447)      (4,285)      (4,688)
                                           ----------------------------------
Amortization of net pension obligation
     at adoption of SFAS No. 87                  51           51           50
Other                                            21           21           30
                                           ----------------------------------
Net pension expense (1993 pro forma
    excluding Eli Witt - $ 1,011)          $    673      $   804      $ 1,603
                                           ==================================



     The status of the Culbro Corporation Pension Plan at December 2, 1995 and December 3, 1994 was as follows:

                                             1995         1994
-----------------------------------------------------------------

Present value of benefits earned
     by participants, including vested
     benefits of $53,730 and $45,614
     at Dec. 2, 1995 and Dec. 3, 1994,
     respectively                          $ 54,274      $ 46,072
                                           ======================
Plan assets at fair value,
     primarily equities                      64,639        56,373
Present value of projected
     benefit obligations                     56,882        48,307
                                           ----------------------
Plan assets in excess of
     projected benefit obligations            7,757         8,066
Amount included on balance sheet              5,993         5,320
                                           ----------------------
Unrecognized net asset                     $ 13,750      $ 13,386
                                           ======================
Unrecognized net asset includes:
Net gain from experience
     differences and assumption
     changes                               $ 14,190      $ 13,899
Changes due to plan amendments             $   (203)     $   (225)
Net pension obligation at adoption
     of SFAS No. 87                        $   (237)     $   (288)
                                           ======================


    Discount rates of 7.5% and 8.5% were used to compute the present value of pension benefits at December 2, 1995 and December 3, 1994, respectively. A 5% rate of increase in future compensation levels was used to estimate the projected pension obligations at both December 2, 1995 and December 3, 1994. The expected rate of return on pension plan assets in 1995, 1994 and 1993 was estimated at 9% representing the average long-term rate expected from the investment of plan assets.

    During 1994, the Culbro Corporation pension plan assumed the obligation for $1,068 of life insurance benefits for retirees covered under the pension plan. This transaction resulted in an increase in the Corporation's accrued pension liability reflected in "Amount included on balance sheet" above, and a corresponding reduction in the accrued liability for other postretirement benefits (see below).

OTHER POSTRETIREMENT BENEFITS

     The Corporation provides health and life insurance benefits to certain retired employees. The components of other postretirement benefits expense included in the consolidated statement of operations, including amounts related to Eli Witt in 1993, were as follows:


                                         1995     1994      1993
                                         ------------------------
Service cost - benefits earned
   during the year                       $105     $110     $  196
Interest on accumulated
   postretirement benefit obligation      636      693      1,067
Total expense (1993 pro forma            ------------------------
     excluding Eli Witt - $839)          $741     $803     $1,263
                                         ========================


       The liabilities recorded for the actuarial present value of accumulated postretirement benefits, none of which have been funded, for the Corporation at December 2, 1995 and December 3, 1994 were as follows:


                                                 1995       1994
                                                -----------------
Retirees                                        $4,954     $4,954
Fully  eligible active plan  participants        1,890      1,655
Other active participants                          853        694
Unrecognized net gain from experience
     differences and assumption changes            483        933
                                                -----------------
Liability for other postretirement benefits     $8,180     $8,236
                                                =================

     Discount rates of 7.5% and 8.5% were used to compute the accumulated postretirement benefit obligations at December 2, 1995 and December 3, 1994, respectively. Because the Corporation's obligation for retiree medical benefits is fixed, any increase in the medical cost trend would have no effect on the accumulated postretirement benefit obligation, service cost or interest cost.

     The adoption of SFAS No. 106 in 1993 has not had an adverse effect on the Corporation's cash flow because the Corporation continues to fund the cost of postretirement benefits as incurred.

NOTE 6 - LEASES

     The Corporation and its subsidiaries have noncancellable leases relating principally to a manufacturing facility and vehicles.

CAPITAL LEASES

     Future minimum lease payments under capital leases and the present value of such payments as of December 2, 1995 were:

1996                                            $1,133
1997                                               976
1998                                               767
1999                                               483
2000                                               335
Later years                                        279
                                                ------
Total minimum lease payments                     3,973
Less: Amounts representing interest                588
                                                ------
Present value of minimum lease payments (a)     $3,385
                                                ======


    (a) Included on the consolidated balance sheet as current liabilities are $846 (1994 - $854) and as long-term debt
        $2,539 (1994 - $2,828).

    At December 2, 1995, property and equipment financed with capital leases amounted to $4,464 (1994 - $4,652), net of accumulated depreciation of $4,840 (1994-$4,489). Consolidated depreciation expense relating to capital leases was $935 in 1995 (1994-$1,019; 1993-$1,906).

OPERATING LEASES

     Future minimum rental payments under noncancellable leases as of December 2, 1995 were:

       1996                                 $   829
       1997                                     571
       1998                                     434
       1999                                     409
       2000                                     308

Later years                                   1,327
                                            -------
Total minimum lease payments                $ 3,878
                                            =======

     Total rental expenses for all operating leases in 1995 were $611 (1994 - $478; 1993 - $4,042).

     As lessor, the Corporation's activities consist of the leasing of office and industrial space in Connecticut and New York.
Future minimum rentals to be received under noncancellable leases as of December 2, 1995 were:


1996                                        $  3,637
1997                                           3,461
1998                                           3,092
1999                                           2,648
2000                                           1,938
Later years                                    1,760
                                            --------
Total minimum rental revenue                $ 16,536
                                            ========

     Total rental revenue from all leases in 1995 were $5,765 (1994 - $5,596; 1993 - $5,275).

NOTE 7 - INCOME TAXES

     The provision for income taxes is summarized as follows:


                             1995         1994        1993
-----------------------------------------------------------
Current:

     Federal                 $5,135     $ 1,296      $   54
     State and local          1,035         840         715
Deferred,
     principally federal        857        (714)      1,108
                             ------------------------------
                             $7,027     $ 1,422      $1,877
                             ==============================


      Income before income taxes in 1995, 1994 and 1993 was substantially from domestic U.S. operations.

     The reasons for the differences between the United States statutory income tax rate and the effective rates are shown in the following table:


                                          1995         1994          1993
--------------------------------------------------------------------------
Tax expense at statutory rates           $ 6,372      $   875      $ 1,225
State and local income taxes                 655          402          670
Refund of prior years' income
     taxes and liability adjustments        (374)        (467)        (300)
Foreign subsidiaries                          54         (119)         184
Subsidiary loss accounted for
     under the equity method                --            706         --
Other                                        320           25           98
                                         ---------------------------------
                                         $ 7,027      $ 1,422      $ 1,877
                                         =================================



     The significant components of the net deferred tax liabilities are as follows:

                                         1995          1994
-------------------------------------------------------------
Depreciation and amortization          $ 9,929      $ 10,300
Deferred income attributable to
     deconsolidated subsidiary           1,483           555
Postretirement benefit obligations      (3,651)       (3,692)
Pension liabilities                     (2,601)       (2,372)
Other                                      462           (26)
                                       ---------------------
                                       $ 5,622      $  4,765
                                       =====================

NOTE 8 - INVESTMENT IN ELI WITT

     The Corporation owns 50.1% of the outstanding common stock of Eli Witt, a wholesale distribution company. Prior to 1994, Eli Witt was a consolidated subsidiary of the Corporation. In April 1994, as a result of transactions related to an acquisition by Eli Witt (see below), the Corporation's ownership percentage of Eli Witt decreased to its present level and the Corporation no longer has unilateral control of Eli Witt. Consequently, the Corporation deconsolidated Eli Witt and is accounting for its investment in the common stock of Eli Witt under the equity method of accounting. The 1994 financial statements reflect the application of the equity method retroactive to the beginning of that year. The Corporation's financial statements prior to 1994 were not restated. At the time of the deconsolidation and through December 2, 1995, Eli Witt was in a common deficit position, and as such, the Corporation has a negative basis in its common equity investment in Eli Witt. Accordingly, the Corporation will not recognize the results of Eli Witt subsequent to its deconsolidation in April 1994 until the Corporation's negative basis in the common equity of Eli Witt is eliminated.

     In 1995, the Corporation invested an additional $5 million in Eli Witt in the form of a subordinated note due August 1, 1998. The Corporation applied this additional investment to reduce the negative basis in its common equity investment in Eli Witt from approximately $6.5 million to approximately $1.5 million, which is reflected as a deferred credit on the Corporation's balance sheet.

     The Corporation also has an investment in the mandatorily redeemable Series B preferred stock of Eli Witt, which is reflected at approximately $15.1 million on the Corporation's balance sheet, including accrued and unpaid dividends. The valuation of the preferred stock at the time of the deconsolidation reflected the fair value of a related exchangeable subordinated note issued by the Corporation concurrent with the acquisition by Eli Witt last year. The Corporation's subordinated note payable may be satisfied at maturity by exchanging its Series B preferred stock of Eli Witt (see Note 3). Other nonoperating income in the Corporation's consolidated statement of operations includes accretion and accrued dividends on the Eli Witt preferred stock totaling $2,349 and $1,446 in 1995 and 1994, respectively, which equal the amount of discount amortization and interest on the Corporation's subordinated note included in consolidated interest expense.

     Eli Witt purchased tobacco products from General Cigar of approximately $2.9 million and $3.3 million in 1995 and 1994, respectively. Included in the Corporation's December 2, 1995 balance sheet was approximately $400 due from Eli Witt. General Cigar's transactions with Eli Witt are conducted on an arm's length basis.

     Eli Witt's summarized financial information is as follows:

SUMMARIZED STATEMENT OF OPERATIONS OF ELI WITT:


                                 1995          1994         1993
------------------------------------------------------------------------

Net sales and other
    revenue                 $ 1,506,612      $ 1,521,796      $1,197,346
Operating (loss) profit     $    (8,965)     $   (10,349)     $   10,034
Net (loss) income           $   (21,342)     $   (14,411)     $    2,334
Dividends/accretion
  related to preferred
  stock                     $    (3,711)     $   ( 3,039)     $   (1,855)
Net (loss) income
  available to common
  shareholders              $   (25,053)     $   (17,450)     $      479


SUMMARIZED BALANCE SHEET OF ELI WITT

                                           DEC. 2,        Dec. 3,
                                            1995          1994
-----------------------------------------------------------------
Trade receivables, net                   $  55,424      $  64,576
Inventories                                 43,288         54,576
Property and equipment                      37,651         43,353
All other assets                            17,743         26,611
                                         ------------------------
Total assets                             $ 154,106      $ 189,116
                                         ========================
Accounts payable and
     accrued expenses                    $  59,143      $  69,058
Total debt                                 100,127        105,399
All other liabilities                       11,660         10,141
                                         ------------------------
Total liabilities                          170,930        184,598
                                         ------------------------
Mandatorily redeemable
    Series B preferred stock                19,150         17,650
                                         ------------------------
Shareholders' deficit:
Preferred stock                             13,755         11,544
Common stock and
    accumulated deficit                    (49,729)       (24,676)
                                         ------------------------
Total shareholders' deficit                (35,974)       (13,132)
                                         ------------------------
Total liabilities, redeemable
     preferred stock and
     shareholders' deficit               $ 154,106      $ 189,116
                                         ========================


NCC SOUTH ACQUISITION

     In April 1994, Eli Witt acquired the net assets of the six Southern distribution facilities of NCC L.P. ("NCC"), a limited partnership engaged in the wholesale distribution business. The six facilities, designated as NCC South, comprised a portion of the overall distribution business conducted by NCC through nine warehouses in total .

     Prior to that acquisition, the Corporation owned 85% of the outstanding common stock of Eli Witt and the former shareholders of Certified Grocers of Florida, Inc. ("Certified Grocers") held 15%, which they received in connection with

Eli Witt's acquisition of Certified Grocers in 1993. In connection with the acquisition of NCC South, Eli Witt issued to NCC 595,000 shares of common stock, representing approximately 23% of its outstanding common stock after the acquisition. In a transaction executed simultaneously, the Corporation sold 400,000 shares of its Eli Witt common stock to MS Distribution, Inc. ("MSD"), a former limited partner of NCC and an affiliate of the Morgan Stanley Leveraged Equity Fund II L.P., and issued a $15 million subordinated note to MSD. In return, the Corporation received proceeds of $12 million and the right to exchange in 1998, at the Corporation's option, the subordinated note for the $15 million face value Eli Witt Series B preferred stock held by the Corporation. The $12 million proceeds received from MSD was allocated to the subordinated note ($11,328) and to the Eli Witt common stock sold ($672) based on their fair values. A pretax gain of $2,691 was recognized on the 400,000 shares sold to MSD, comprising the proceeds of $672 and the Corporation's negative basis of $2,019 in the shares sold.

     In connection with these transactions, the Corporation entered into a Shareholders Agreement with MSD, which now owns approximately 38% of the outstanding common stock of Eli Witt. This agreement contains certain governance provisions which require the prior approval of MSD for all major transactions by Eli Witt, including (but not limited to), incurrence of debt, acquisitions, material contracts, the sale of assets, changes in Eli Witt's charter and by-laws, and capital expenditures. Due to the shareholder rights granted to MSD, the Corporation no longer has unilateral control over Eli Witt.

     Also in 1994, Eli Witt refinanced the mortgage on a Florida distribution facility through a financial institution, and used the proceeds to repay $8 million of the $10 million mortgage the Corporation held on the facility. The Corporation retains a $2 million second mortgage, which is included in other assets on the Corporation's December 2, 1995 consolidated balance sheet.

NOTE 9- SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

NET SALES AND OTHER REVENUE

     Excise taxes are included in net sales and other revenue and cost of goods sold in the consolidated statement of operations. Excise taxes paid on cigars in 1995, 1994 and 1993 were $7,035 , $5,555, and $5,028, respectively. Excise taxes on Eli Witt cigarette sales in 1993 were approximately $130,000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Included in selling, general and administrative expenses in 1995 were taxes, other than payroll and income taxes, of $2,144 (1994-$2,360; 1993-$2,405), maintenance and repair expenses of $2,673 (1994-$2,179;
1993-$2,236) and advertising expenses of $3,287 (1994-$1,518; 1993-$1,700).

OTHER EXPENSE

    The other expense of $4,000 in the 1994 consolidated statement of operations reflects a $3,600 charge in the Connecticut real estate business to write off development costs expended in earlier years for certain discontinued projects which management decided not to proceed with as originally planned, and a $400 charge to close a facility in the industrial products business.

LOSS FROM EQUITY INVESTMENTS, NET

     In 1995 and 1993, the Corporation's loss from equity investments reflected the results of Centaur. The Corporation's loss from equity investment in 1994 included a net loss of $2,078 from Eli Witt's operations through the April deconsolidation date, and $350 of equity in earnings of Centaur.

OTHER NONOPERATING INCOME, NET

     Included in other nonoperating income, net, is the accrual of dividend and accretion income on the Eli Witt Series B Preferred Stock held by the Corporation. Substantially offsetting this were expenses related to the Corporation's support of the refinancing of Eli Witt and expenses relating to a proposed sale of a 51% interest in General Cigar. This transaction was not completed because a definitive agreement could not be reached.

INVENTORIES

       Inventories consist of:

                                         DEC. 2,     Dec. 3,
                                          1995        1994
------------------------------------------------------------
Raw materials and supplies               $32,839     $32,645
Work-in-process                           16,485      18,490
Finished goods                            20,945      17,054
                                         -------------------
                                         $70,269     $68,189
                                         ===================

PROPERTY AND EQUIPMENT
  Property and equipment consist of:

                                       DEC. 2,            Dec. 3,
                                        1995                1994
-------------------------------------------------------------------
Land                                  $ 11,200            $ 11,303
Buildings                               64,167              62,366
Machinery and equipment                 60,884              58,592
Accumulated depreciation               (61,045)            (55,388)
                                      ----------------------------
                                      $ 75,206            $ 76,873
                                      ============================

     Depreciation expense on property and equipment in 1995 was $6,892 (1994 - $6,330, 1993 - $10,890). Pro forma depreciation expense in 1993, excluding Eli Witt, was $6,496.

INTANGIBLE ASSETS

     Included in intangible assets as of December 2, 1995 is $16,540, net of accumulated amortization of $3,796, reflecting the excess of the costs over the fair value of net assets acquired in the industrial products business segment.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities include trade payables of $7,446 (1994 - $4,230), accrued salaries, wages and incentive compensation of $7,494 (1994 - $2,503) and other accrued liabilities of $17,332 (1994 - $16,152).

SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid during the year for:

                                              1995            1994         1993
--------------------------------------------------------------------------------
Interest, net of
  amounts capitalized                        $7,004          $7,893      $14,067
                                             ===================================
Income taxes, net                            $4,110          $3,642      $ 1,647
                                             ===================================

     Cash paid for interest during 1993, excluding Eli Witt, was $7,284.

NOTE 10 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
     Summarized quarterly financial data are presented below.

1995 Quarters                     1st       2nd       3rd       4th       Total
--------------------------------------------------------------------------------
Net sales and other revenue     $41,991   $63,058   $55,287   $59,708   $220,044
Gross profit                     16,099    23,637    22,970    26,069     88,775
Net income                          550     4,962     3,045     2,632     11,189
Net income per common share        0.13      1.15      0.67      0.57       2.52
                                ================================================

1994 Quarters                     1st       2nd       3rd       4th       Total
--------------------------------------------------------------------------------
Net sales and other revenue     $33,360   $54,499   $46,760   $50,796   $185,415
Gross profit                     13,010    18,771    17,392    19,049     68,222
Net income (loss)                (1,049)    2,236    (1,146)    1,111      1,152
Net income (loss) per common
  share                           (0.24)     0.52     (0.27)     0.26       0.27
                                ================================================

     The 1995 fourth quarter includes a charge of $1.0 million to reserve for potentially unsaleable inventories in the nursery products business. The 1994 fourth quarter includes expenses totaling $1.1 million, including $0.4 million to settle a litigation matter in the industrial products business and $0.7 million for inventory losses and employee severance in the nursery products business.

NOTE 11- COMMITMENTS AND CONTINGENCIES

     In connection with the sale of Moll Tool & Plastics Corp. ("Moll Tool") in 1991, the Corporation remains liable on a machinery lease obligation of approximately $3.4 million assumed by the purchaser of Moll Tool.

     A portion of the insurance claims related to the loss of an administration and warehouse facility owned and operated by General Cigar was settled in 1995, but certain claims remain outstanding. General Cigar expects to settle the outstanding claims in excess of the book values of the assets destroyed.

NOTE 12 - RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1995 the Financial Accounting Standards Board issued SFAS
No. 123, "Accounting for Stock Based Compensation." This statement establishes revised financial accounting and reporting standards for stock based employee compensation plans. The statement permits the Corporation to continue to measure stock based employee compensation costs under the present method as prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees" or the Corporation may elect to adopt the measurement methods as prescribed under SFAS No. 123. If the Corporation elects to continue to use its present measurement methods, pro forma disclosures of the effect of charges for stock compensation, based on the SFAS No. 123 method, are required. The Corporation is currently evaluating the application of SFAS No. 123 and is required to adopt this statement no later than fiscal 1997.

     In March 1995 the Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed by management whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Corporation continually reviews its long-lived assets and intangible assets, considering future performance of those assets in assessing the need for adjustments to their carrying values. The Corporation will perform such reviews in the future in accordance with the methods prescribed by SFAS No. 121.

REPORT OF MANAGEMENT

     Management is responsible for the accompanying consolidated financial statements, which are prepared in accordance with generally accepted accounting principles. In management's opinion, the consolidated financial statements present fairly the Corporation's financial position, results of operations and cash flows.

     The Corporation maintains a system of internal accounting procedures and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with proper authorization, are properly recorded and reported in the financial statements, and that assets are adequately safeguarded. The Corporation's internal audit department continually evaluates the adequacy and effectiveness of this system of controls.

     The Audit Committee of the Board of Directors is comprised solely of outside directors and is responsible for overseeing and monitoring the quality of the Corporation's accounting and auditing practices. The Audit Committee meets regularly with management, the internal audit department and independent accountants to discuss audit activities, internal controls and financial reporting matters. The internal audit department and the independent accountants have full and free access to the Audit Committee.

     To foster the conduct of its business in accordance with the highest ethical standards, the Corporation annually disseminates ethical guidelines, the Corporation's compliance with which is monitored by senior management and the Audit Committee.

     The appointment of Price Waterhouse LLP as the Corporation's independent accountants was recommended and approved by the Audit Committee and the Board of Directors, and was approved by the shareholders. Price Waterhouse's Report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of internal accounting controls and tests of accounting procedures and records.


/s/ Edgar M. Cullman

Edgar M. Cullman
Chairman and Chief Executive Officer


/s/ Jay M. Green

Jay M. Green
Executive Vice President - Chief Financial
Officer and Treasurer

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP

To the Shareholders and Directors
of Culbro Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and retained earnings, of cash flows and of changes in common stock and capital in excess of par value present fairly, in all material respects, the financial position of Culbro Corporation and its subsidiaries at December 2, 1995 and December 3, 1994 and the results of their operations and their cash flows for the fiscal years ended December 2, 1995, December 3, 1994 and November 27, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of Culbro Corporation; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 5 to the consolidated financial statements, the Corporation adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993.


/s/ Price Waterhouse LLP

New York, New York
February 2, 1996

CORPORATE DIRECTORS

BRUCE A. BARNET (2, 3, 6)
President and Chief Executive Officer
Cowles Magazines, publishing

JOHN L. BERNBACH (2, 6)
Private investor

EDGAR M. CULLMAN (1, 3, 4, 5,)
Chairman of the Board and Chief Executive
Officer

EDGAR M. CULLMAN, JR. (1, 4, 6)
President and Chief Operating Officer

FREDERICK M. DANZIGER (1, 4)
Of counsel to Latham & Watkins, attorneys

JOHN L.  ERNST (1, 3, 5)
Chairman of the Board and President of
Bloomingdale Properties, Inc., investments and real estate. Chairman of the Compensation and the Nominating Committees of the Corporation

THOMAS C. ISRAEL (2, 6)
Chairman of A.C. Israel Enterprises, Inc., investments.
Chairman of the Audit Committee of the
Corporation

DAN W. LUFKIN (1, 2, 3, 4, 5)
Private investor.  Co-Chairman of the Finance
Committee of the Corporation

GRAHAM V. SHERREN (6)
Chief Executive Officer of Centaur
Communications
Limited, publisher of business magazines

PETER J. SOLOMON (3, 4)
Chairman of Peter J. Solomon Company Limited, investment bankers. Co-Chairman of the Finance
Committee of the Corporation

FRANCIS T. VINCENT, JR. (2, 3, 6)
Private investor

DIRECTORS EMERITUS

BASIL B. BARWELL
BERNARD L. KOHN
JUDD L. POLLOCK
JOSEPH E. WHITWELL

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Finance Committee
(5) Nominating Committee
(6) Strategic Planning Committee


CORPORATE OFFICERS

EDGAR M. CULLMAN
Chairman of the Board and Chief Executive
Officer

EDGAR M. CULLMAN, JR.
President and Chief Operating Officer

JAY M. GREEN
Executive Vice President - Chief Financial
Officer and Treasurer

JOSEPH C. AIRD
Senior Vice President - Controller

A. ROSS WOLLEN
Senior Vice President,
General Counsel and Secretary

DAVID M. DANZIGER
Vice President - Corporate Development

ANTHONY J. GALICI
Vice President - Assistant Controller

JANET A. KRAJEWSKI
Vice President - Taxes

MARY L. RAFFANIELLO
Vice President - Human Resources


CORPORATE DATA


THE COMPANIES OF CULBRO CORPORATION


CONSUMER PRODUCTS

GENERAL CIGAR CO., INC.
President - Austin T. McNamara
320 West Newberry Road
Bloomfield, Connecticut 06002


INDUSTRIAL PRODUCTS

CMS GILBRETH PACKAGING SYSTEMS, INC.
President - Edward B. Polite
8 Neshaminy Interplex
Trevose, Pennsylvania 19053


NURSERY PRODUCTS

IMPERIAL NURSERIES, INC.
President - Richard L. Wyckoff
90 Salmon Brook Street
Granby, Connecticut   06035


REAL ESTATE

CULBRO LAND RESOURCES, INC.
President - Edgar M. Cullman, Jr.
8 Griffin Road North
Windsor, Connecticut 06095


CORPORATE DIRECTORY

EXECUTIVE OFFICES
Culbro Corporation
387 Park Avenue South
New York, New York 10016-8899
Tel: (212) 561-8700


INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036


SPECIAL COUNSEL
Latham & Watkins
885 Third Avenue
New York, New York 10022


REGISTRAR AND TRANSFER AGENT
Chemical Mellon Shareholder Services, LLC
450 West 33rd Street
New York, New York 10001


STOCK LISTING
New York Stock Exchange
Symbol CUC


ANNUAL MEETING
The Annual Meeting of Shareholders of
Culbro Corporation will be held on April 11, 1996 at 2 p.m. in the Auditorium on the 3rd floor of the Corporate Headquarters of Chemical Banking Corporation,
270 Park Avenue, New York, N.Y.

SHAREHOLDERS' INFORMATION
The Corporation's Annual Report filed with
the Securities and Exchange Commission on
Form 10-K is available upon written request
to:
Culbro Corporation
387 Park Avenue South
New York, New York   10016-8899
Attn: Corporate Secretary

NOTE:  The brand names of products
mentioned in this Report are trademarks
owned by Culbro Corporation and its
subsidiaries.  All rights thereto are reserved.